Nasdaq Regulation

William Salttery, CFA
Vice President
Listing Qualifications

<u>*By Electronic Mail*</u>

July 31, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on July 15, 2020 The Nasdaq Stock Market (the "Exchange") received from Maxeon Solar Technologies, Ltd. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Ordinary Shares, no par value

We further certify that the securities described above have been approved by the Exchange for listing and registration.

Sincerely,



William Slattery